Shopify Merchants Understood the Assignment, Smashing
Black Friday / Cyber Monday Records with $6.3 Billion in Sales
Merchants worldwide more than double pre-pandemic sales from 2019

Internet, Everywhere - November 30, 2021 - Shopify Inc. (NYSE, TSX:SHOP), a provider of essential internet infrastructure for commerce, announced today a record-setting Black Friday / Cyber Monday weekend with sales of $6.3* billion globally from the start of Black Friday in New Zealand through the end of Cyber Monday in California. This is a 23% increase in sales from the more than $5.1 billion reported for Shopify’s 2020 Black Friday / Cyber Monday weekend, and more than double our merchants' sales from the same holiday shopping weekend in 2019.

Black Friday / Cyber Monday is one of the highest-volume shopping moments of the year, a time when Shopify celebrates the power of entrepreneurship on a global stage. We saw deals start earlier than ever this year as brands and shoppers got ahead of shipping and supply chain delays, with daily total sales increasing 28 days before Cyber Monday versus 19 days in 2020.

“We call Black Friday / Cyber Monday the Super Bowl of commerce, and this year’s was the biggest yet,” said Harley Finkelstein, President of Shopify. “These record sales showcase the monumental impact that independent businesses have on the global economy. We’re watching these entrepreneurs evolve in real time, embracing selling strategies across every sales channel you can think of and showing up wherever their customers want to shop. This is the future of commerce, and it’s incredible to see our merchants around the world leading the revolution.”

For the second year in a row, Shopify is fighting climate change during Black Friday / Cyber Monday. We’re purchasing enough carbon removal to completely eliminate the impact of carbon emissions from shipping on every single order on our platform over the shopping weekend. This amounted to nearly 60,000 tonnes of carbon emissions offset. We carefully chose four high-quality carbon removal technologies and solutions—read more about our choices on the Shopify Blog.

2021 Black Friday / Cyber Monday Global Highlights

•Black Friday saw the highest shopping volume during the weekend, with peak sales of more than $3.1 million per minute at 12:02 PM EST on November 26.
•47 million consumers globally purchased from independent and direct-to-consumer brands powered by Shopify.
•Shoppers’ spend climbed across many countries, with consumers globally spending $100.70 per order on average throughout the Black Friday / Cyber Monday weekend,

with consumers in Canada ($115.14 CAD), Australia ($158.80 AUD), and U.S. ($96.60 USD) spending the most on average.
•The top-selling cities shoppers made purchases from over the shopping weekend are London, New York, and Los Angeles, while the U.S., United Kingdom, and Canada were amongst the top-selling countries worldwide.
•Globally, 71% of Black Friday / Cyber Monday sales were made on mobile devices compared to 29% on desktop.
•Apparel and accessories sales reigned supreme across Shopify-powered stores globally this weekend in Germany, Italy, and Japan.
•Black Friday / Cyber Monday continues to be a worldwide phenomenon with cross-border sales representing 15% of all orders globally, with the most popular cross-border routes being U.S.-Canada, Canada-U.S., and United Kingdom- U.S.
•Commerce sales generated by social integrations that offer buyers a seamless checkout experience nearly tripled year-over-year.

About Shopify

Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers over 1.7 million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Staples Canada, and many more. For more information, visit www.shopify.com.

Forward-looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements“), including statements with regard to commerce trends. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that these trends will continue. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

*Shopify’s 2021 Black Friday / Cyber Monday data is based on sales by its more than 1.7 million businesses in approximately 175 countries around the world from November 25th 11:00 UTC to November 30th 08:00 UTC.
All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment. All financial figures are in USD.